                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ---------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                               AMREP Corporation
                     ------------------------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                   032159105
                                --------------
                                (CUSIP Number)

                               Nick G. Karabots
                                 P. O. Box 736
                          Fort Washington, PA  19034
                                (215) 643-5800
              ---------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 31, 1996
                      -----------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 9 pages
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CUSIP No. 032159105                                            Page 2 of 9 pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nick G. Karabots    ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF, PF, OO, BK
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

                         2,768,093
   NUMBER OF        ------------------------------------------------------------
     SHARES         8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             0
      EACH          ------------------------------------------------------------
 REPORTING PERSON   9.   SOLE DISPOSITIVE POWER
      WITH
                         2,768,093
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,768,093
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032159105                                            Page 3 of 9 pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Glendi Publications, Inc.         59-2235938

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF, WC, OO, BK
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

                         1,471,180
   NUMBER OF        ------------------------------------------------------------
     SHARES         8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             0
      EACH          ------------------------------------------------------------
 REPORTING PERSON   9.   SOLE DISPOSITIVE POWER
      WITH
                         1,471,180
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,471,180
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032159105                                            Page 4 of 9 pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     London Publishing Co.             23-2690745

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[  ]
                                                                         (b)[  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

   NUMBER OF             410,000
                    ------------------------------------------------------------
     SHARES         8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             0
                    ------------------------------------------------------------
      EACH          9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON
      WITH               410,000
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     410,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032159105                                            Page 5 of 9 pages


     This Amendment No. 10 to Schedule 13D ("Amendment No. 10") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Mr. Karabots on Amendment No. 9 to Schedule 13D dated September 25, 1995, Amendment No. 8 to Schedule 13D dated January 12, 1995, Amendment No. 7 to
Schedule 13D dated January 5, 1995, Amendment No. 6 to Schedule 13D dated September 15, 1994, Amendment No. 5 to Schedule 13D dated June 2, 1994, Amendment No. 4 to Schedule 13D dated March 1, 1994 and Amendment No. 3 to
Schedule 13D dated January 31, 1994, which Amendment No. 3 to Schedule 13D amended and restated the entire text of the statement on Schedule 13D dated August 4, 1993, as amended by Amendment No. 1 dated December 22, 1993 and Amendment No. 2 dated January 21, 1994, all of which relate to the Common Stock, $.10 par value, of AMREP Corporation, an Oklahoma corporation. In the event that any disclosure contained in this Amendment No. 10 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 10.


Item 2.  Identity and Background

     Item 2 of the Statement is hereby amended and restated in its entirety as follows:

     This Statement is being filed by Nick G. Karabots ("Mr. Karabots"), Glendi Publications, Inc., a Delaware corporation ("Glendi") and London Publishing Co., a Pennsylvania corporation ("London"). Prior to September 6, 1994, Glendi was known as SLC Graphics, Inc. ("SLC").

     Mr. Karabots' principal business address is P.O. Box 736, Fort Washington, PA 19034. His principal occupation is owning and operating businesses, primarily in the fields of printing, publishing and real estate development. Mr. Karabots is a United States citizen.

     Glendi's principal business address is P.O. Box 736, Fort Washington, PA 19034, and its principal business is magazine publishing. Mr. Karabots is the sole stockholder, sole director and chief executive officer of Glendi.

     London's principal business address is P.O. Box 736, Fort Washington, PA 19034, and its principal business is magazine publishing. Mr. Karabots is the sole shareholder, sole director and chief executive officer of London.

     During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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CUSIP No. 032159105                                            Page 6 of 9 pages


Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding one new paragraph following the last paragraph of Item 3 as follows:

     London took title to 60,000 shares of Common Stock of the Corporation on December 31, 1995 by transfer from Mr. Karabots, increasing its holdings to 410,000 shares, or more than 5% of the total outstanding shares of the Common Stock. As of July 31, 1996, corporations of which Mr. Karabots is the sole shareholder, sole director and chief executive officer, none of which corporations owned 5% or more of the outstanding shares of the Common Stock, transferred 195,000 of such shares to Mr. Karabots.


Item 5.  Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended by deleting paragraphs (a), (b) and (c) thereof and substituting therefor the following:

     (a) Mr. Karabots beneficially owns all of the 2,768,093 shares of the Common Stock reported on this Statement, which shares represent approximately 37.6% of the outstanding shares of the Common Stock./1// Mr. Karabots owns 886,913 of such shares of the Common Stock directly, he owns 1,471,180 of such shares indirectly through Glendi, and he owns the remaining 410,000 of such shares indirectly through London.

     (b) Mr. Karabots has sole voting and sole dispositive power as to all of the 2,768,093 shares of the Common Stock reported on this Statement. Glendi and London also have sole voting and sole dispositive power as to 1,471,180 and 410,000 of such shares, respectively.

------------------------

/1//  The percentage of outstanding shares of the Common Stock was calculated
 - with reference to the shares outstanding as of September 16, 1996, as reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1996.

CUSIP No. 032159105                                            Page 7 of 9 pages


                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      October 7, 1996                            /s/ Nick G. Karabots
   -------------------------                     -------------------------------
           Date                                  Nick G. Karabots

CUSIP No. 032159105                                            Page 8 of 9 pages


                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        GLENDI PUBLICATIONS, INC.


      October 7, 1996                   By: /s/ Nick G. Karabots
   -------------------------               ----------------------------------
           Date                         Name: Nick G. Karabots
                                        Title:  Chairman

CUSIP No. 032159105                                            Page 9 of 9 pages


                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        LONDON PUBLISHING CO.


      October 7, 1996                   By: /s/ Nick G. Karabots
   -------------------------               ----------------------------------
            Date                        Name: Nick G. Karabots
                                        Title: Chairman